FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  February, 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)







   COLT Telecom Group plc Receives Requisite Consents in Respect of

                   its 2.0% Notes due 2007 (the "2007 Notes")
                  its 7.625% Notes due 2008 (the "2008 Notes") its 7.625% Notes due 2009 (the "2009 Notes")
                            (together, the "Notes")

This announcement is not to be forwarded or distributed to any person located or resident in Italy.

COLT Telecom Group plc, a public limited company incorporated under the laws of England and Wales ("COLT"), announces that, as of 10.00p.m., London time, 16 February, 2006, holders representing in excess of a majority in aggregate principal amount of each of the 2007 Notes, 2008 Notes and the 2009 Notes have validly delivered their consents in connection with the consent solicitation announced on 3 February 2006 (the "Solicitation"), the terms of which are set out more fully in the Consent Solicitation Statement dated February 3, 2006 (the "Statement").

As the requisite consents have been given, COLT and the Trustee (as defined in the Indenture) will shortly execute a supplemental indenture to each of the Indentures (the "Supplemental Indentures").

The date for payment of the consent fee referred to in the announcement dated 3 February, 2006 is 23 February, 2006. On that date, COLT will pay, or cause to be paid, to all holders of the Notes who have delivered a valid consent (not subsequently revoked) on or before the Expiration Date (as defined in the Statement), and in accordance with the Statement, the relevant consent fee.

Deutsche Bank AG, London Branch was the sole solicitation agent in relation to the Solicitation. For further information please contact the Liability Management Group at +44 207 545 8011.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 17 February, 2006                          COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary